EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
1st QUARTER EARNINGS

For more information regarding the content
of this news release, please contact:
Barbara Hasenstab
216-797-8798

For Immediate Release

News Release No.:	04-04
Release Date:	April 29, 2004

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES SIGNIFICANT IMPROVEMENT IN FIRST QUARTER RESULTS

Cleveland, Ohio - April 29, 2004 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $0.13 per common share (basic and diluted) for the first quarter ended March 31, 2004 compared with a net loss of $0.28 per common share (basic and diluted) for the first quarter ended March 31, 2003.

Funds from operations (FFO) for the quarter were $0.29 per common share (basic and diluted) compared with $0.16 per common share (basic and diluted) for the first quarter ended March 31, 2003. A reconciliation of net income to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8-K.

Total revenues for the quarter were $39,936,000 compared with $37,696,000 for the first quarter of 2003, an increase of 5.9 percent.

The $0.13 per share increase in FFO compared with the first quarter of 2003 consists of:

- An increase of $0.10 per share in the contribution from the Company's same store market-rate and affordable housing portfolio. The actual contribution from the same store market-rate and affordable housing portfolio was $0.26 per share in the first quarter of 2004 compared with $0.16 per share in the first quarter of 2003.

- An increase of $0.03 per share in the contribution from the Company's management and service operations, primarily as a result of the disposition fees received from an advisory client relating to the sale of two properties, and a net contribution of $0.02 per share from the Company's painting subsidiary. The actual contribution from management and service operations was $0.02 per share in the first quarter of 2004 compared with a loss of $0.01 per share in the first quarter of 2003.

Segment detail as well as performance by region for the Company's same-store portfolio is included in the Company's supplemental information.

Same Store (Market-Rate) Portfolio

Revenues for the quarter from the Company's same store (market-rate) portfolio were up 2.3 percent, and total property operating expenses for the same store (market-rate) portfolio decreased 9.0 percent, resulting in a 14.6 percent increase in net operating income (NOI) compared with the first quarter of 2003. The decline in property operating expenses reflects decreases in the following areas of expenses: personnel, advertising and promotion, utilities, building and grounds repair and maintenance, and other operating expenses.

For the first quarter, the average rent per unit for the same store (market-rate) properties declined 3.6 percent to $781 per month, while the average net collected rent increased 2.6 percent to $668 per month compared with the first quarter of 2003. Physical occupancy was 91.8 percent at the end of the quarter compared with 89.3 percent in the first quarter of 2003.


Same Store Portfolio – Sequential Quarterly Performance

On a sequential quarterly basis, the Company's same store (market-rate) portfolio performed as follows compared with the fourth quarter of 2003, consistent with the historical seasonality of the Company's portfolio performance:

- Revenues declined 1.2 percent
- NOI increased 1.4 percent
- Average net collected rent declined 1.3 percent
- Physical occupancy declined slightly, from 92.5 percent at the end of the fourth quarter of 2003, to 91.8 percent at the end of the first quarter of 2004

Advisory Business

MIG Realty Advisors, an affiliated company, received notice from one of its pension fund clients of the client's intention to transfer its business to another advisor. Annual revenue budgeted for this client is approximately $465,000. The Company is currently analyzing its goodwill related to the advisory business for possible impairment. The Company currently has a recorded goodwill balance of approximately $1.7 million. Any impairment charge, if taken, would result in a non-cash impact on net income(loss) and FFO for the second quarter of 2004.

Outlook

"Our first quarter results reflect the positive impact of many initiatives we implemented during 2003, as well as our close watch on controllable expenses," said Jeffrey I. Friedman, President and CEO.

"Based on these results, we continue to expect to generate FFO per share in the range of $1.05 to $1.10 for the year 2004 before the impact of any goodwill impairment charge the Company may take with respect to the advisory business," said Friedman. "At these FFO levels, we would expect our 2004 funds available for distribution (FAD) to be approximately $0.71 to $0.76 per share."

Safe Harbor Statement

This news release contains forward-looking statements. Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements of the Company's supplemental information, including trends which might appear, should not be taken as indicative of future operations. This news release may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," and similar expressions are intended to identify forward looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date of the document. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments; the inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues; the results of litigation filed or to be filed against the Company; risks related to the Company's joint ventures; and risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage.



Company Profile

Associated Estates Realty Corporation, one of the largest multifamily property owners in the United States, is a real estate investment trust ("REIT") headquartered in Richmond Heights, Ohio, a suburb of Cleveland. MIG Realty Advisors, the Company's investment advisor affiliate, is structured to provide real estate investment services to a variety of constituents, including advisory clients, co-investment partners and third party owners. The Company currently directly or indirectly owns, manages, or is a joint venture partner in 106 multifamily properties containing a total of 24,022 units located in 12 states.

ASSOCIATED ESTATES REALTY CORPORATION		
Financial Highlights		
(in thousands, except per share data)		
	For the Three Months Ended	
	March 31,	
	2004	2003
Total revenue	$ 39,936	$ 37,696
Net (loss) income	(1,065)	(3,982)
Net (loss) income applicable to common shares [1]	(2,436)	(5,353)
Add: Depreciation - real estate assets	7,720	8,014
Depreciation - real estate assets - joint ventures	285	271
Amortization of joint venture deferred costs	21	10
Amortization of intangible assets	78	78
Funds from operations (FFO)[2]	5,668	3,020
Add: Depreciation - other assets	433	601
Depreciation - other assets - joint ventures	50	85
Amortization of deferred financing fees	267	293
Amortization of deferred financing fees - joint ventures	10	19
Less: Fixed asset additions	(1,186)	(1,558)
Fixed asset additions - joint ventures	-	(3)
Funds available for distribution (FAD) [3]	$ 5,242	$ 2,457
Per share:		
Net (loss) income applicable to common shares - Basic [1]	(0.13)	(0.28)
Net (loss) income applicable to common shares - Diluted [1]	(0.13)	(0.28)
Funds from operations - Basic [2]	0.29	0.16
- Diluted [2]	0.29	0.16
Dividends per share	0.17	0.17
Weighted average shares outstanding - Basic	19,446	19,382
- Diluted	19,446	19,382

(1)   After dividends of $1,371 and $1,371, equivalent to $0.07 and $0.07, per common share, respectively, for the three months ended March 31, 2004 and 2003, respectively, on the Company's 2,250,000 depositary shares each representing 1/10 of a share of 9-3/4% Class A Cumulative Redeemable Preferred Shares (the "Perpetual Preferred Shares").

(2)   The Company defines funds from operations (FFO) as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted however, that certain other real estate companies may define FFO in a different manner.

(3)   The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Should you have any questions concerning this release, please contact: Barbara E. Hasenstab, Vice President of Investor Relations and Corporate Communications, 216-797-8798 or IR@aecrealty.com. The full text and supplemental schedules of this press release are available on AEC's home page at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372, ext. 8752. AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations "News" section of www.aecrealty.com